UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                               Immunex Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   45252810 2
                                 (CUSIP Number)

                           LOUIS L. HOYNES, JR., ESQ.
                  Executive Vice President and General Counsel
                       American Home Products Corporation
                      5 Giralda Farms, Madison, N.J. 07940
                                 (973) 660-5000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 9, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American Home Products Corporation ("Parent")
        Tax I.D. 13-2526821

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

        -0-

8.      SHARED VOTING POWER

        283,878,088

9.      SOLE DISPOSITIVE POWER

        -0-

10.     SHARED DISPOSITIVE POWER

        283,878,088

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        283,878,088

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        55.0%

14.     TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MDP Holdings, Inc.("MDP") Tax I.D. 22-3187914

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

        -0-

8.      SHARED VOTING POWER

        225,108,991

9.      SOLE DISPOSITIVE POWER

        -0-

10.     SHARED DISPOSITIVE POWER

        225,108,991

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        225,108,991

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        45.0%

14.     TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45252810 2

1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Lederle Parenterals, Inc. ("LPI")
        Tax I.D. 22-2132271

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)  N/A
        (b)

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

        [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER

        -0-

8.      SHARED VOTING POWER

        43,225,056

9.      SOLE DISPOSITIVE POWER

        -0-

10.     SHARED DISPOSITIVE POWER

        43,225,056

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        43,225,056

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.6%

14.     TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D, dated December 1, 1994 (the "Original Statement"), filed by American Home Products Corporation, a Delaware corporation ("Parent" or "Reporting Person"), and on behalf of AC Acquisition Corp., a Delaware corporation, as amended by Amendment No. 1, dated November 2, 1995 ("Amendment No. 1"), Amendment No. 2, dated November 3, 1995 ("Amendment No. 2"), Amendment No. 3, dated November 15, 1995 ("Amendment No. 3"), Amendment No. 4, dated April 23, 1999 ("Amendment No. 4"), Amendment No. 5, dated May 20, 1999 ("Amendment No. 5"), Amendment No. 6, dated August 6, 1999 ("Amendment No. 6") and Amendment No. 7, dated June 23, 2000 ("Amendment No. 7") is hereby further amended by this Amendment No. 8, dated August 9, 2000 ("Amendment No. 8") to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Immunex Corporation, a Washington corporation ("Immunex" or "Issuer"), which has its principal executive offices at 51 University Street, Seattle, WA 98101.

     Any Items which include descriptions of Exhibits attached to this Schedule 13D which incorporate by reference such Exhibits are qualified in their entirety by such Exhibits.

     Item 4 is hereby amended by adding the following language:

     Parent, MDP and LPI intend to continuously review their investment in Immunex. In reaching any decision with respect to such investment, Parent, MDP and LPI will take into consideration various factors, such as Immunex's business and prospects, the obligations of Parent and ACY under the agreements between Parent and/or ACY and Immunex, other developments concerning Immunex, other investment opportunities available to Parent, MDP and LPI, and general economic and market conditions. Depending on the result of their review of such factors, Parent, MDP and LPI may decide to dispose of all or a portion of such securities (whether now or hereafter held) or Parent, MDP and LPI may decide to purchase additional equity securities of Immunex, in each case, subject to the terms and conditions of agreements between Immunex and ACY and/or Parent.

     On August 9, 2000, Immunex filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission covering the registration of the proposed sale of up to 20 million shares of newly issued Common Stock in a primary offering (the "Primary Offering") and 50 million shares of Common Stock in a secondary offering by Parent (the "Secondary Offering") which shares are planned to be sold in one or more underwritten public offerings (the Primary Offering and the Secondary Offering are referred to herein as the "Offering"). Under the terms of the Letter Agreement relating to the proposed offering which is attached hereto as Exhibit XI and is incorporated herein by reference, in the event that Parent sells any shares of Common Stock in the Secondary Offering, Parent has agreed not to sell any additional shares of Common Stock from the date of execution of each underwriting agreement for the Second Offering until the later of (i) September 30, 2001 or (ii) nine months after the date of such underwriting agreement (the "lock-up period"). Parent also agreed to convert the entire principal amount of the $450,000,000 3% Convertible Subordinated Note Due 2006 (the "Note") into Immunex Common Stock at the Conversion Price (as defined in the Note Agreement) on the date of conversion in the event that Immunex obtains third-party financing for a significant facilities development project by Immunex in Seattle.

     On August 9, 2000, Parent, Cyanamid and Immunex entered into Amendment No. 2 (the "Amendment") to the Amended and Restated Governance Agreement which is attached hereto as Exhibit XII and is incorporated herein by reference. The Amendment provides for the following to be effective in the event Parent's ownership interest falls below 45% of the total outstanding Immunex Common
Stock: (i) at all times that Parent has the right to designate no more than two Investor Directors (as defined in the Governance Agreement), Immunex shall have the right to designate three Management Directors and there shall be at least four Independent Directors, (ii) for the duration of any lock-up period, all shares issued pursuant to employee stock options during each lock-up period shall be disregarded in determining whether Parent's ownership interest falls below 35% for purposes of the Governance Agreement and (iii) certain governance restrictions shall be revised to grant greater flexibility to Immunex in certain respects as set forth more fully in Exhibit XII.

     Item 4(d) is amended to add the following:

     Upon the completion of the Secondary Offering, Parent's holdings in Immunex Common Stock would be expected to fall below 45% but remain above 35% of the outstanding Common Stock and therefore pursuant to the terms of the Governance Agreement, Parent would retain the right to designate two Investor Directors on the Immunex Board.

     Except as set forth above or in any other item hereof, Parent, MDP and LPI do not have any present plans or proposals that would relate to or result in any of the actions required to be described in Item 4 of Schedule 13D.

     Item 6 is hereby amended to add the following language at the end of this item:

     On August 9, 2000, Parent and Immunex entered into a Letter Agreement attached hereto as Exhibit XI which is incorporated herein by reference related to the filing of the shelf registration statement filed by Immunex covering the proposed sale of 50 million shares of Immunex Common Stock to be sold in a Secondary Offering, along with the proposed sale of 20 million newly issued shares of Common Stock to be sold in the Primary Offering as described in greater detail above in Item 4 hereof which such description is incorporated herein by reference.

     On August 9, 2000, Parent, Cyanamid and Immunex entered into the Amendment which is attached hereto as Exhibit XII and is incorporated herein by reference. The Amendment includes certain changes which are described in detail in Item 4 which such description is incorporated herein by reference.

     Item 7 is hereby amended by adding the following language at the end of this item:

     Exhibit X - Press Release, dated August 9, 2000, announcing the filing of a Shelf Registration Statement by Immunex Corporation, to include both primary shares and shares held by Parent and/or its Affiliates.

     Exhibit XI - Letter Agreement between Parent and Immunex, dated August 9, 2000, relating to the Shelf Registration Statement and related matters.

     Exhibit XII - Amendment No. 2 to the Amended and Restated Governance Agreement, dated August 9, 2000.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: August 9, 2000

                                            AMERICAN HOME PRODUCTS CORPORATION


                                            By:  /s/ Kenneth J. Martin
                                            Kenneth J. Martin
                                            Senior Vice President and
                                            Chief Financial Officer

Attachment A to the Schedule 13D with regard to the executive officers and directors of American Home Products Corporation is hereby amended and restated as follows:

                                                                Attachment A

                        Executive Officers and Directors of
                        American Home Products Corporation

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("Parent") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Parent. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent and each individual is a United States citizen.

EXECUTIVE OFFICERS                  Position; Present Principal Occupation
-------------------                 --------------------------------------

John R. Stafford                    Chairman and Chief Executive Officer

Robert Essner                       President and Chief Operating Officer

Louis L. Hoynes, Jr.                Executive Vice President and
                                    General Counsel

Kenneth J. Martin                   Senior Vice President
                                    and Chief Financial Officer

Robert I. Levy                      Senior Vice President-Science and
                                    Technology

William J. Murray                   Senior Vice President

David M. Olivier                    Senior Vice President

Paul J. Jones                       Vice President and Comptroller

Rene R. Lewin                       Vice President-Human Resources

Thomas M. Nee                       Vice President-Taxes

DIRECTORS                           Position; Present Principal Occupation
------------                        --------------------------------------

Clifford L. Alexander, Jr           President of Alexander & Associates,
400 C Street, NE                    Inc. (consulting firm specializing in
Washington, D.C. 20002              Workforce Inclusiveness)

Frank A. Bennack, Jr.               President and Chief Executive Officer
The Hearst Corporation              of The Hearst Corporation
959 Eighth Avenue                   (owns and operates communications
New York, New York 10019            media)

Richard L. Carrion                  Chairman, President and Chief
209 Munoz Rivera Avenue             Executive Officer, Banco Popular
Hato Rey, PR  00918                 de Puerto Rico

Robert Essner                       Listed above

John D. Feerick                     Dean, Fordham University
Fordham University                  School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

John P. Mascotte                    President and Chief Executive
2301 Main Street                    Officer, Blue Cross Blue Shield
Eighth Floor                        of Kansas City, Inc.
Kansas City
Missouri 64108

Mary Lake Polan,                    Chairman and Professor,
M.D., Ph.D.                         Department of Gynecology &
Stanford University                 Obstetrics, Stanford University
School of Medicine                  School of Medicine
300 Pasteur Drive
Stanford, CA 94305

Ivan G. Seidenberg                  President and Co-Chief
Verizon Communications, Inc.        Executive Officer,
1095 Avenue of the                  Verizon Communications
Americas                            (telecommunications company)
New York, New York 10036

John R. Stafford                    Listed above

John R. Torell III                  Senior Managing Partner, Conifer
Conifer Capital Group               Capital Group
9 West 57th Street                  (financial advisory company)
New York, New York 10019

                                    Exhibit Index

     Exhibit X - Press Release, dated August 9, 2000, announcing the filing of a Shelf Registration Statement by Immunex Corporation, to include both primary shares and shares held by Parent and/or its Affiliates.

     Exhibit XI - Letter Agreement between Parent and Immunex, dated August 9, 2000, relating to the Shelf Registration Statement and related matters.

     Exhibit XII - Amendment No. 2 to the Amended and Restated Governance Agreement, dated August 9, 2000.